Exhibit 99.1

News Release 2014-18

Contact Dianne VanBeber Vice President, Investor Relations and Communications dianne.vanbeber@intelsat.com +1 703-559-7406

Intelsat Reports First Quarter 2014 Results

• First quarter revenue of $628.9 million;

• First quarter net income attributable to Intelsat S.A. of $81.9 million;

• Net income per diluted common share of $0.70; Adjusted net income per diluted common share of $0.92; and

• $9.9 billion contracted backlog provides visibility for future revenue and cash flow

• Company affirms 2014 guidance, including debt paydown of approximately $400 million
Luxembourg, 1 May 2014

Intelsat S.A. (NYSE: I), the world’s leading provider of satellite services, today reported total revenue of $628.9 million and net income attributable to Intelsat S.A. of $81.9 million, or $0.70 per common share on a diluted basis, for the three months ended March 31, 2014. The company reported adjusted net income per diluted common share[1] of $0.92 for the three months ended March 31, 2014.

Intelsat S.A. reported EBITDA[1], or earnings before net interest, taxes and depreciation and amortization, of $498.7 million, or 79 percent of revenue, and Adjusted EBITDA[1] of $505.8 million, or 80 percent of revenue, for the three months ended March 31, 2014.

Intelsat CEO, Dave McGlade, said, “Intelsat performed to plan in the first quarter, generating strong Adjusted EBITDA margins and free cash flow from operations. Mobility applications, such as aeronautical broadband and maritime, are generating growth, but total revenue continues to be challenged by reduced U.S. government spending and pricing pressure on network services applications in Africa.”

“In other parts of our business, we continued to support regional media customers with distribution services and digital terrestrial television platforms. We expanded distribution agreements with leaders in the maritime sector, building on our leadership position in broadband mobility solutions. We ended the first quarter of 2014 with a contracted backlog of $9.9 billion, providing visibility into revenue and cash flow.

McGlade continued, “Our satellite programs remain on track, with our single 2014 launch, Intelsat 30, expected to launch in the third quarter. With the benefits of strong Adjusted EBITDA margins, lower than average lifecycle capital expenditures and reduced interest costs producing strong cash flows, we remain committed to our two-phase investment thesis and the target to de-lever our balance sheet in 2014 by approximately $400 million, as forecasted in our February guidance.”

First Quarter 2014 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications.

Network Services comprised 46 percent of Intelsat’s total first quarter 2014 revenue, and at $290.2 million, decreased 3 percent as compared to the first quarter of 2013.

Media comprised 36 percent of the company’s revenue for the quarter ended March 31, 2014, and at $221.8 million, declined 1 percent as compared to the first quarter of 2013.

Government comprised 17 percent of our revenue for the quarter ended March 31, 2014, and at $108.9 million, decreased 13 percent as compared to first quarter 2013 results.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,175 station-kept transponders was 77 percent at March 31, 2014. No significant fleet changes occurred during the first quarter of 2014.

Satellite Launches

Our next launch, planned for the second half of 2014, is Intelsat 30, the first of two satellites providing services primarily for DTH service provider, DIRECTV® Latin America. We currently have 9 satellite programs in development that are covered by our capital expenditure guidance.

Contracted Backlog

At March 31, 2014, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $9.9 billion, as compared to $10.1 billion at December 31, 2013. The mix of backlog reflects lower overall net new contracts, particularly with respect to our network services business in the Africa and Middle East region.

Financial Results for the Three Months ended March 31, 2014

On-Network revenue generally includes revenue from services delivered via our satellite or ground network. Off-Network and Other revenue generally includes revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenue also includes revenue from consulting and other services, and sales of customer premises equipment.

Total On-Network Revenue decreased by $19.0 million, or 3 percent, to $574.3 million:

•	Transponder services reported an aggregate decrease of $18.2 million, primarily due to an $8.5 million decrease in revenue from capacity sold for government applications to customers in the North America region and an $8.3 million decrease in revenue from network services customers in the Africa and Middle East region.

•	Managed services reported an aggregate increase of $2.5 million, largely due to a $4.2 million increase in revenue from North American network services customers for broadband services for global mobility applications, partially offset by a $1.3 million decrease in revenue related to international trunking, primarily in the Africa and Middle East and the Europe regions.

•	Channel reported an aggregate decrease $3.3 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable, a trend we expect to continue.

Total Off-Network and Other Revenue decreased by $7.2 million, or 12 percent, to $54.6 million:

•	Transponder, MSS and other off-network services reported an aggregate decrease of $5.8 million, primarily due to declines in services for government applications, including reduced sales of off-network transponder services, partially offset by an increase in mobile satellite services (“MSS”) and related hardware revenue in the North America region.

•	Satellite-related services reported an aggregate decrease of $1.4 million, primarily due to decreased revenue from government professional services.

For the three month period ended March 31, 2014, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue decreased by $13.9 million, or 14 percent, to $83.8 million, as compared to the three months ended March 31, 2013. The decline was largely due to a $5.3 million decrease in the cost of MSS and off-network fixed satellite services (“FSS”) capacity purchased, primarily related to solutions sold to our government customer set; a $4.7 million decline in other direct costs related to our delivery of professional services and costs related to a joint venture, and a $2.3 million reduction in staff-related expenses.

Selling, general and administrative expenses decreased by $11.3 million, or 19 percent, to $46.8 million, as compared to the three months ended March 31, 2013. This was due to a $10.4 million reduction in bad debt expenses, due to the recovery of previously reserved balances principally in the Africa and Middle East region; a $7.6 million reduction primarily due to expenses incurred in connection with our monitoring fee agreement dated February 4, 2008 (“2008 MFA”) that was terminated in connection with the our initial public offering; partially offset by a $3.8 million increase in share based compensation costs; and a $3.5 million increase in litigation-related expenses.

Depreciation and amortization expense decreased by $17.8 million, or 10 percent, to $169.6 million, as compared to the three months ended March 31, 2013. This decrease primarily resulted from a $12.9 million decline due to the timing of certain satellites becoming fully depreciated and a decrease of $3.5 million in amortization expense related to changes in the expected pattern of consumption of amortizable intangible assets, as these assets primarily include acquired backlog, which relates to contracts covering varying periods that expire over time, and acquired customer relationships, for which the value diminishes over time.

Interest expense, net consists of the gross interest expense we incur together with losses on interest rate swaps (which reflects net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net decreased by $79.4 million, or 25%, to $240.8 million for the three months ended March 31, 2014, as compared to $320.2 million for the three months ended March 31, 2013.

The decrease in interest expense, net was principally due to the following:

•	a net decrease of $68.4 million in interest expense as a result of our debt offerings, prepayments and redemptions of our unsecured debt in 2013;

•	a net decrease of $7.4 million in interest expense as a result of the decrease in the interest rate for borrowing under the Secured Credit Agreement of our subsidiary, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”); and

•	a decrease of $3.5 million resulting from higher capitalized interest of $15.1 million for the three months ended March 31, 2014, as compared to $11.6 million for the three months ended March 31, 2013, resulting from increased levels of satellites and related assets under construction.

The non-cash portion of interest expense, net was $5.6 million for the three months ended March 31, 2014. The non-cash interest expense consisted of the amortization of deferred financing fees incurred as a result of new or refinanced debt and the amortization and accretion of discounts and premiums.

Other income, net was $0.4 million, as compared to other expense, net of $0.7 million, for the three months ended March 31, 2013. The difference of $1.0 million was primarily due to a decrease in exchange rate losses primarily related to our business conducted in Brazilian reais and euros.

Provision for income taxes was $5.4 million, as compared to a benefit from income taxes of $2.0 million for the three months ended March 31, 2013. The difference was primarily due to a benefit for research and development credits recorded in the quarter ended March 31, 2013 and the effects of an internal subsidiary reorganization completed in 2013. Cash paid for income taxes, net of refunds, totaled $15.5 million compared to $15.6 million for the three months ended March 31, 2013.

EBITDA, Adjusted EBITDA, Net Income, Net Income per Diluted Common Share and Adjusted Net Income per Diluted Common Share

EBITDA was $498.7 million for the three months ended March 31, 2014, compared to $498.7 million for the same period in 2013.

Adjusted EBITDA was $505.8 million for the three months ended March 31, 2014, or 80 percent of revenue, compared to $505.8 million, or 77 percent of revenue, for the same period in 2013.

Net income attributable to Intelsat S.A. was $81.9 million for the three months ended March 31, 2014, compared to a net loss of $7.8 million for the same period in 2013.

Net income per diluted common share attributable to Intelsat S.A. was $0.70 for the three months ended March 31, 2014, compared to a net loss of $0.09 per diluted common share for the same period in 2013.

Adjusted net income per diluted common share was $0.92 for the three months ended March 31, 2014, compared to $0.26 for the same period in 2013.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

	Three Months Ended March 31,		Three Months Ended March 31,
	2013		2014
Network Services	$298,333	46%	$290,236	46%
Media	223,215	34%	221,800	36%
Government	125,827	19%	108,906	17%
Other	7,752	1%	7,948	1%

	$655,127	100%	$628,890	100%

By Service Type

	Three Months Ended March 31,		Three Months Ended March 31,
	2013		2014
On-Network Revenues
Transponder services	$501,807	77%	$483,624	77%
Managed services	72,371	11%	74,834	12%
Channel	19,165	3%	15,859	3%

Total on-network revenues	593,343	91%	574,317	91%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	48,977	7%	43,167	7%
Satellite-related services	12,807	2%	11,406	2%

Total off-network and other revenues	61,784	9%	54,573	9%

Total	$655,127	100%	$628,890	100%

Free Cash Flow from Operations

Free cash flow from operations1 was $200.5 million during the three months ended March 31, 2014. Free cash flow from operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest).

Payments for satellites and other property and equipment during the three months ended March 31, 2014, totaled $166.4 million.

Financial Outlook 2014

Today, Intelsat reaffirmed all aspects of its 2014 financial outlook previously provided in February 2014, in which the company expects the following:

Revenue: Intelsat forecasts full-year 2014 revenue of $2.45 billion to $2.50 billion.

Adjusted EBITDA Margin: Intelsat forecasts Adjusted EBITDA margin performance for the full year 2014 to be consistent with 2013 results of 78 percent.

Capital Expenditures: Intelsat issued its 2014 capital expenditure guidance for the three calendar years 2014 through 2016 (the “Guidance Period”).

We expect capital expenditures ranges of:

•	2014: $575 million to $650 million;

•	2015: $775 million to $850 million; and

•	2016: $625 million to $700 million.

Capital expenditure guidance for 2014 and 2015 assumes investment in nine satellites in the manufacturing or design phase during the Guidance Period. We expect to launch four satellites in 2014 and 2015, two satellites in 2016, and will continue work on three remaining satellites for which construction will extend beyond the Guidance Period. By the conclusion of the Guidance Period in 2016, the number of transponder equivalents is expected to increase by a compound annual growth rate (CAGR) of 4.5 percent as a result of the launch of the satellites covered by the Guidance Period. We expect to launch two of our new Intelsat EpicNG high-throughput satellites in the 2015 and 2016 period, increasing our total transmission capacity.

Our capital expenditures guidance includes capitalized interest.

Prepayments: During the Guidance Period, we expect to receive customer prepayments under our existing customer service contracts.

We expect prepayment ranges of:

•	2014: $75 million to $100 million;

•	2015: $50 million to $75 million; and

•	2016: No prepayments are currently contracted for this period.

The annual classification of capital expenditure and prepayments could be affected by the timing of achievement of contract, satellite manufacturing, launch and other milestones.

Prepayments during the three months ended March 31, 2014 totaled $22.1 million.

Debt Reduction: Based upon the above revenue, Adjusted EBITDA, capital expenditure and prepayment guidance, Intelsat expects to repay approximately $400 million in indebtedness during the year ending December 31, 2014, consistent with our investment thesis of equity value creation through the use of organic free cash flow for debt reduction.

[1]	In this release, financial measures are presented both in accordance with GAAP and also on a non-GAAP basis. EBITDA, Adjusted EBITDA, free cash flow from (used in) operations, Adjusted net income per diluted common share and related margins included in this release are non-GAAP financial measures. Please see the consolidated financial information below for information reconciling non-GAAP financial measures to comparable GAAP financial measures.

Q1 2014 Quarterly Commentary

As previously announced, Intelsat is providing a detailed quarterly commentary on the company’s business trends and financial performance prior to the live earnings call. Please visit http://investors.intelsat.com for management’s commentary on the company’s progress against its long-term strategic priorities and outlook for 2014.

Conference Call Information

Intelsat management will hold a public conference call at 11:00 a.m. EDT on Thursday, May 1, 2014 to discuss the company’s financial results for the first quarter ended March 31, 2014. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial + 1 (877) 280 4955 from North America, and +1 (857) 244 7312 from all other locations. The participant pass code is 79205698.

Participants will have access to a replay of the conference call through May 8, 2014. The replay number for North America is +1 (888) 286-8010, and for all other locations it is +1 (617) 801-6888. The participant pass code for the replay is 17064130.

About Intelsat

Intelsat S.A. (NYSE: I) is the world’s leading provider of satellite services, delivering high performance connectivity solutions for media, fixed and mobile broadband infrastructure, enterprise and government and military applications. Intelsat’s satellite, teleport and fiber infrastructure is unmatched in the industry, setting the standard for transmissions of video and broadband services. From the globalization of content and the proliferation of HD, to the expansion of cellular networks and mobile broadband access, Intelsat creates value for its customers through creative space-based solutions. Envision…Connect…Transform…with Intelsat, celebrating 50 years of space leadership in 2014. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement: Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; litigation; risks associated with investing in a company existing under the laws of the Grand Duchy of Luxembourg; and inadequate access to capital markets. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2013, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS of OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Revenue	$655,127	$628,890
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	97,646	83,759
Selling, general and administrative	58,156	46,846
Depreciation and amortization	187,411	169,585

Total operating expenses	343,213	300,190

Income from operations	311,914	328,700
Interest expense, net	320,218	240,801
Other income (expense), net	(650)	395

Income (loss) before income taxes	(8,954)	88,294
Provision for (benefit from) income taxes	(2,038)	5,398

Net income (loss)	(6,916)	82,896
Net income attributable to noncontrolling interest	(888)	(950)

Net income (loss) attributable to Intelsat S.A.	$(7,804)	$81,946

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(0.09)	$0.77
Diluted	$(0.09)	$0.70

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO EBITDA

($ in thousands)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net income (loss)	$(6,916)	$82,896
Add (Subtract):
Interest expense, net	320,218	240,801
Provision for (benefit from) income taxes	(2,038)	5,398
Depreciation and amortization	187,411	169,585

EBITDA	$498,675	$498,680

EBITDA Margin	76%	79%

Note:

EBITDA consists of earnings before interest expense, net, taxes and depreciation and amortization. EBITDA is a measure commonly used in the FSS sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies. However, EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME (LOSS) TO

ADJUSTED EBITDA

($ in thousands)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Net income (loss)	$(6,916)	$82,896
Add (Subtract):
Interest expense, net	320,218	240,801
Provision for (benefit from) income taxes	(2,038)	5,398
Depreciation and amortization	187,411	169,585

EBITDA	498,675	498,680

Add (Subtract):
Compensation and benefits	47	4,065
Management fees	6,285	—
Non-recurring and other non-cash items	803	3,089

Adjusted EBITDA	$505,810	$505,834

Adjusted EBITDA Margin	77%	80%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED ADJUSTED NET INCOME (LOSS) per DILUTED COMMON SHARE

($ in thousands, except per share amounts)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Numerator (in thousands):
Net income (loss) attributable to Intelsat S.A.	$(7,804)	$81,946
Add (Subtract):
Compensation and benefits (1)	47	4,065
Management fees (2)	6,285	—
Losses on derivative financial instruments (3)	1,865	1,848
Amortization (4)	20,578	17,058
Non-recurring and other non-cash items (5)	803	3,089
Income tax effect of adjustments above & other discrete tax items (6)	—	(1,263)

Adjusted net income attributable to Intelsat S.A.	21,774	106,743

Denominator (in millions):
Basic weighted average shares outstanding	83.0	106.2
Weighted average dilutive shares outstanding:
Preferred shares	—	9.6
Employee compensation related shares, including options and restricted share units	0.6	0.8

Adjusted diluted weighted average shares outstanding	83.6	116.6

Adjusted diluted net income per common share attributable to Intelsat S.A.	$0.26	$0.92

Note:

Management evaluates financial performance in part based on adjusted net income per diluted common share attributable to Intelsat S.A. This measure consists of net income (loss) per diluted common share attributable to Intelsat S.A. as reported, as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table and footnotes below. In addition, in calculating this measure we adjusted our common shares outstanding to reflect dilution when the calculation of the numerator moved from a net loss to net income. We believe investors’ understanding of our operating performance is enhanced by the disclosure of this measure. Adjusted net income (loss) per diluted common share attributable to Intelsat S.A. is not a recognized financial measure in accordance with U.S. GAAP and should not be considered a substitute for earnings per share or other financial measures as computed in accordance with U.S. GAAP and may not be comparable to similarly titled measures of other companies.

(1)	Reflects non-cash expenses incurred relating to our equity compensation plans and a portion of the expenses related to our defined benefit retirement plan and other postretirement benefits.
(2)	Reflects expenses incurred in connection with our monitoring fee agreement, dated February 4, 2008. In connection with the Initial Public Offering in April 2013, the monitoring fee agreement was terminated.
(3)	Represents (i) the changes in the fair value of the undesignated interest rate swaps and (ii) the difference between the amount of floating rate interest we receive and the amount of fixed rate interest we pay under such swaps, both of which are recognized in operating income.
(4)	Intangible assets are amortized based on the expected pattern of consumption. We recorded amortization expense related to our backlog and other and customer intangible assets.
(5)	Reflects certain non-recurring gains and losses and non-cash items, including the following: certain litigation expenses; severance, retention and relocation payments; costs associated with a 2013 internal subsidiary reorganization; expenses associated with the relocation of our U.S. administrative headquarters and primary satellites operations center; and other various non-recurring expenses. These costs were partially offset by non-cash income related to the recognition of deferred revenue on a straight-line basis for certain prepaid capacity service contracts.
(6)	Represents the income tax impact of the various adjustments for unusual items.

INTELSAT S.A.

CONDENSED CONSOLIDATED BALANCE SHEETS

($ in thousands, except, per share amounts)

	As of December 31, 2013	As of March 31, 2014
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$247,790	$435,392
Receivables, net of allowance of $35,288 in 2013 and $32,273 in 2014	236,347	253,327
Deferred income taxes	44,475	37,570
Prepaid expenses and other current assets	33,224	34,663

Total current assets	561,836	760,952
Satellites and other property and equipment, net	5,805,540	5,804,289
Goodwill	6,780,827	6,780,827
Non-amortizable intangible assets	2,458,100	2,458,100
Amortizable intangible assets, net	568,775	551,717
Other assets	414,592	408,844

Total assets	$16,589,670	$16,764,729

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$154,712	$133,606
Employee related liabilities	28,227	26,815
Accrued interest payable	186,492	329,992
Current portion of long-term debt	24,418	12,209
Deferred satellite performance incentives	22,703	21,952
Deferred revenue	84,185	84,023
Other current liabilities	72,840	72,708

Total current liabilities	573,577	681,305
Long-term debt, net of current portion	15,262,996	15,262,181
Deferred satellite performance incentives, net of current portion	153,904	149,175
Deferred revenue, net of current portion	888,239	894,890
Deferred income taxes	202,638	205,009
Accrued retirement benefits	196,856	190,536
Other long-term liabilities	246,127	226,689

Shareholders’ deficit:
Common shares; nominal value $0.01 per share	1,060	1,063
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	35
Paid-in capital	2,099,218	2,106,143
Accumulated deficit	(3,015,273)	(2,933,327)
Accumulated other comprehensive loss	(60,393)	(58,760)

Total shareholders’ deficit	(975,353)	(884,846)
Noncontrolling interest	40,686	39,790

Total liabilities and shareholders’ deficit	$16,589,670	$16,764,729

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended March 31, 2013	Three Months Ended March 31, 2014
Cash flows from operating activities:
Net income (loss)	$(6,916)	$82,896

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	187,411	169,585
Provision for doubtful accounts	7,792	(2,563)
Foreign currency transaction loss	1,211	223
Loss on disposal of assets	32	—
Share-based compensation	853	3,958
Deferred income taxes	(4,428)	(1,398)
Amortization of discount, premium, issuance costs and other non-cash items	14,942	5,618
Unrealized gains on derivative financial instruments	(4,907)	(5,141)
Amortization of actuarial loss and prior service credits for retirement benefits	4,903	2,537
Other non-cash items	43	44
Changes in operating assets and liabilities:
Receivables	(5,269)	(20,522)
Prepaid expenses and other assets	(20,268)	(192)
Accounts payable and accrued liabilities	(36,306)	(6,368)
Accrued interest	(37,481)	143,500
Deferred revenue	1,914	5,487
Accrued retirement benefits	(7,585)	(6,320)
Other long-term liabilities	1,351	(4,453)

Net cash provided by operating activities	97,292	366,891

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(167,154)	(166,440)
Proceeds from insurance settlements	252,911	—
Payment on satellite performance incentives from insurance proceeds	(19,199)	—
Other investing activities	(1,000)	—

Net cash provided by (used in) investing activities	65,558	(166,440)

Cash flows from financing activities:
Repayments of long-term debt	(60,254)	(12,209)
Repayment of notes payable to former shareholders	(198)	—
Proceeds from issuance of long-term debt	40,000	—
Dividends paid to preferred shareholders	—	(2,480)
Capital contribution from noncontrolling interest	6,105	6,105
Dividends paid to noncontrolling interest	(1,723)	(1,846)
Principal payments on deferred satellite performance incentives	(4,276)	(5,164)
Other financing activities	—	2,968

Net cash used in financing activities	(20,346)	(12,626)

Effect of exchange rate changes on cash and cash equivalents	(1,211)	(223)

Net change in cash and cash equivalents	141,293	187,602
Cash and cash equivalents, beginning of period	187,485	247,790

Cash and cash equivalents, end of period	$328,778	$435,392

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$336,914	89,752
Income taxes paid, net of refunds	15,558	15,529
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures	19,349	52,382

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended March 31,	Three Months Ended March 31,
	2013	2014
Net cash provided by operating activities	$97,292	$366,891
Payments for satellites and other property and equipment (including capitalized interest)	(167,154)	(166,440)

Free cash flow from (used in) operations	$(69,862)	$200,451

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Free cash flow from (used in) operations excludes proceeds resulting from settlement of insurance claims, and is not a measurement of cash flow under GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under GAAP, and may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating or net income, determined in accordance with GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with GAAP, as an indicator of cash flows or as a measure of liquidity.